Mail Stop 3628

June 9, 2009

Melissa Sawyer, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498

> **Re:** **IPC Holdings, Ltd.**
> **Forms 425**
> **Filed June 2 and 5, 2009**
>
> **Definitive Additional Soliciting Materials**
> **Filed June 4, 2009**

Dear Ms. Sawyer:

We have reviewed the above referenced filings and have the following comments.

Form 425 filed June 2, 2009 (Hammond Letter)

1.   We note your disclosure that Validus has filed five proxy statements and subsequently amended many of the documents and made numerous additional filings and public filings concluding that "quantity is not quality." You appear to imply that Validus conducted itself improperly in amending its disclosure. Avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Refer to Rule 14a-9. Please explain to us the disclosure or confirm that you will refrain from making similar statements in future filings.

2.   Please tell us your basis for stating that upon the closing of a transaction with Validus you believe "it is likely that there would be selling pressure on Validus's stock. Such pressure will likely cause Validus's price share to fall."

3.   We note your disclosure that the Bermuda court's decision relating to Validus's scheme of arrangement means that the scheme is "impossible to implement within a reasonable timeframe." It is unclear, based on the court's decision as filed by Validus, why you believe the foregoing statement given that the court appears to have left open the possibility that Validus may reapply to the court as early as June 12th, after the meeting at which the IPC-Max transaction will be considered by IPC security holders. Please explain.

Form 425 filed June 2, 2009 (Glass Lewis/Proxy Governance recommendations)

4.   Please provide us with supplemental copies of the advisory firms' reports referenced in your disclosure.

Definitive Additional Soliciting Materials

5.   We note you used the Edgar tag "DEFA14A" but you filed a supplement to your proxy statement. Thus, you should use, in similar future filings, the tag "DEFR14A." Please confirm your understanding.

6.   With respect to each cash dividend, please revise to explain the phrase "subject to applicable law." Does this mean that the payment of the dividends is uncertain from a legal point of view?

Form 425 filed June 5, 2009 (IPC Letter)

7.   We note your disclosure that the transaction with Max is "the only deal on the table. . ." Given that Validus has commenced an exchange offer for IPC securities, your statement is incorrect. Please revise.

Closing Information

        Please direct any questions to me (202) 551-3619. You may also contact me via facsimile at (202) 772-9217. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions